Prospectus Supplement No. 17 (to Prospectus dated November 12, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-281694

BENEFICIENT

203,212,927 Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus of Beneficient, a Nevada corporation (the “Company,” “we,” “us” or “our”), dated November 12, 2024, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-281694) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2025. Accordingly, we have attached the Form 8-K to this prospectus supplement. The information included in the Form 8-K that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock, par value $0.001 per share (the “Class A common stock”), is listed on The Nasdaq Capital Market under the symbol “BENF,” and the warrants, with each warrant exercisable for one share of Class A common stock and one share of Series A preferred stock, par value $0.001 per share, at an exercise price of $11.50 (the “Warrants”), are listed on The Nasdaq Capital Market under the symbol “BENFW”. On June 24, 2025, the last reported sales price of the Class A common stock was $0.2770 per share, and the last reported sales price of our Warrants was $0.0069 per Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. Certain holders of our Class B common stock, par value $0.001 per share (the “Class B common stock”), have entered into a stockholders agreement concerning the election of directors of the Company, and holders of Class B common stock have the right to elect a majority of the Company’s directors. As a result, the Company is a “controlled company” within the meaning of the Nasdaq Listing Rules and may elect not to comply with certain corporate governance standards.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 9 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if any Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 25, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 19, 2025

Beneficient

(Exact Name of Registrant as Specified in Charter)

Nevada	001-41715	72-1573705
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

325 North St. Paul Street, Suite 4850

Dallas, Texas 75201

(Address of Principal Executive Offices, and Zip Code)

(214) 445-4700

Registrant’s Telephone Number, Including Area Code

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.001 per share	BENF	Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, par value $0.001 per share, and one share of Series A convertible preferred stock, par value $0.001 per share	BENFW	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 19, 2025, counsel to Brad Heppner, a member and chairman of the board of directors (the “Board”) and Chief Executive Officer of Beneficient (the “Company”), sent an email to the Company pursuant to which Mr. Heppner resigned as a director and Chief Executive Officer of the Company, effective immediately. A copy of such email correspondence is attached as Exhibit 99.1 hereto and is incorporated by reference herein. Such correspondence was sent following a request from the Company’s counsel, acting at the direction of the Audit Committee of the Board, for Mr. Heppner to sit for a formal interview regarding, among other things, his knowledge of certain documents and information concerning Mr. Heppner’s relationship to a related entity provided to the Company’s auditors in 2019, which request Mr. Heppner refused. Although it is unclear to the Company whether a disagreement exists concerning the Company’s policies, practices or procedures, the email correspondence from Mr. Heppner’s counsel appears to reflect that Mr. Heppner disagreed with the merits of the Company potentially disclosing on a voluntary basis that he refused to sit for such interview, in the event that Mr. Heppner did not agree to (i) step away from the Company, including transferring certain rights of Beneficient Holdings, Inc. (“BHI”), an entity controlled by Mr. Heppner, under a stockholders agreement, and (ii) convert a sufficient amount of Preferred Series A Subclass 0 Unit Accounts of Beneficient Company Holdings, L.P. (“BCH”) held by BHI into non-redeemable Preferred Series A Subclass 0 Unit Accounts of BCH, to ensure that the Company would meet the stockholders’ equity requirements for initial listing under the rules of The Nasdaq Stock Market, LLC. Prior to his resignation, Mr. Heppner served on the following committees of the Board: Nominating Committee, Community Reinvestment Committee, Executive Committee, Enterprise Risk Committee, and Credit Committee.

In accordance with the requirements of Item 5.02 of Form 8-K, the Company will provide Mr. Heppner with a copy of the disclosures contained in this Current Report on Form 8-K no later than the day of filing this Form 8-K with the Securities and Exchange Commission.

Item 9.01 Exhibits and Financial Statements.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Brad Heppner Resignation

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENEFICIENT

By:	/s/ Gregory W. Ezell
Name:	Gregory W. Ezell
Title:	Chief Financial Officer

Dated:	June 25, 2025

Exhibit 99.1

From: Michael Liftik <[*****]>

Sent: Thursday, June 19, 2025 11:40 AM

To: McNally Edward E. <[*****]>; Kennedy Kathleen <[*****]>; Iason, Lawrence <[*****]>; Nabutovsky, Anna <[*****]>; Bunch, Nick <[*****]>; Giammittorio, Carrington <[*****]>; David Rost <[*****]>

Cc: Ben O’Neil <[*****]>; James Tecce <[*****]>

Subject: Brad Heppner Retirement Notice

All — As we discussed with Ed and Larry on Sunday, June 15, Mr. Heppner was prepared to retire as CEO effective Sunday evening, but that we were interested in exploring an orderly and mutually agreeable process for this event. It now appears that the Company believes that it can demand concessions from Mr. Heppner in exchange for his departure, using the threat of an 8-K designed to embarrass Mr. Heppner as leverage. Whatever impact it may or may not have on Mr. Heppner, such an 8-K would surely be detrimental to the Company, current board members, and current management. Mr. Heppner does not believe this threat is appropriate or consistent with our discussions from Sunday.

Accordingly, we write to formally inform the Board and the Company as follows:

Mr. Heppner retires from the Company as CEO, effectively immediately.

Mr. Heppner steps off the Board as a director and chairman, effective immediately.

Next, Mr. Heppner rejects in its entirety the proposal delivered to Quinn Emanuel by Haynes Boone yesterday afternoon. (It remains unclear to us on whose behalf Haynes Boone is acting. We have previously asked for confirmation that Haynes Boone has been retained by the Audit Committe of the Board but received no response.) Mr. Heppner will not sign the conversion letter on behalf of BHI for the Preferred Shares subclass A0 owned by BHI. Mr. Heppner will not proxy Class B share voting rights. Mr. Heppner will not proxy board appointment rights under the current Shareholder Agreement to Mr. Hicks and Mr. Schnitzer.

Mr. Heppner believes that the only viable course for the Company at this point is an orderly wind down of operations. He is willing to work with Board in the coming days on that process.

Michael

Michael Liftik

Co-Chair, SEC Enforcement Practice

Co-Managing Partner, Washington DC

Quinn Emanuel Urquhart & Sullivan LLP

1300 I Street NW, Suite 900

Washington, DC 20005

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